UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

BROOKFIELD RENEWABLE PARTNERS L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16258108

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16258108

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS
	8	Shared Voting Power 308,051,190* LIMITED PARTNERSHIP UNITS
	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS
	10	Shared Dispositive Power 308,051,190* LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 308,051,190* LIMITED PARTNERSHIP UNITS
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 48.0%** OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions) CO

*

This amount includes 60,703,416 limited partnership units (“L.P. Units”) of Brookfield Renewable Partners L.P. (the “Issuer”) and 194,487,939 redeemable/exchangeable partnership units of Brookfield Renewable Energy L.P. (“BRELP”) beneficially owned by Brookfield Renewable Power Inc. (“BRPI”), and 8,046,000 L.P. Units held by Brookfield Investments Corporation (“BIC”). This amount also includes class A exchangeable subordinate voting shares, no par value (the “BEPC shares”) of Brookfield Renewable Corporation (“BEPC”) held as follows: 14,858,019 BEPC shares held by BRPI, 28,961,500 BEPC shares held by BIC and 994,316 BEPC shares held by BREP Holding L.P. (“BREPH”), each of which is a subsidiary of Brookfield Asset Management Inc. See Items 3 and 5.

**

As of February 16, 2021, there were approximately 274,838,426 L.P. Units outstanding. Percentage assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP and all of the outstanding 172,201,415 BEPC shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only the redeemable/exchangeable partnership units of BRELP and BEPC shares beneficially owned by BRPI, BIC and BREPH, as applicable, are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 59.9%. See Item 5.

CUSIP No. G16258108

1	Names of Reporting Persons PARTNERS LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS
	8	Shared Voting Power 308,051,190* LIMITED PARTNERSHIP UNITS
	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS
	10	Shared Dispositive Power 308,051,190* LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 308,051,190* LIMITED PARTNERSHIP UNITS
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 48.0%** OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions) CO

*

This amount includes 68,749,416 L.P. Units, 194,487,939 redeemable/exchangeable partnership units of BRELP and 44,813,835 BEPC shares beneficially owned by Brookfield Asset Management Inc. See Items 3 and 5.

**

As of February 16, 2021, there were approximately 274,838,426 L.P. Units outstanding. Percentage assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP and all of the outstanding 172,201,415 BEPC shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only the redeemable/exchangeable partnership units of BRELP and BEPC shares beneficially owned by Brookfield Asset Management Inc. are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 59.9%. See Item 5.

CUSIP No. G16258108

1	Names of Reporting Persons BROOKFIELD RENEWABLE POWER INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS
	8	Shared Voting Power 271,043,690* LIMITED PARTNERSHIP UNITS
	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS
	10	Shared Dispositive Power 271,043,690* LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 271,043,690* LIMITED PARTNERSHIP UNITS
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 42.3%** OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions) CO

*

This amount includes 60,703,416 L.P. Units and 194,487,939 redeemable/exchangeable partnership units of BRELP beneficially owned by BRPI. This amount also includes 14,858,019 BEPC shares held by BRPI and 994,316 BEPC shares held by BREPH, a subsidiary of BRPI. See Items 3 and 5.

**

As of February 16, 2021, there were approximately 274,838,426 L.P. Units outstanding. Percentage assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP and all of the outstanding 172,201,415 BEPC shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only the redeemable/exchangeable partnership units of BRELP and BEPC shares beneficially owned by BRPI are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 55.9%. See Item 5.

CUSIP No. G16258108

1	Names of Reporting Persons BROOKFIELD INVESTMENTS CORPORATION
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS
	8	Shared Voting Power 37,007,500* LIMITED PARTNERSHIP UNITS
	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS
	10	Shared Dispositive Power 37,007,500* LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,007,500* LIMITED PARTNERSHIP UNITS
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.8%** OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions) CO

*	This amount includes 8,046,000 L.P. Units and 28,961,500 BEPC shares held by BIC. See Items 3 and 5.
**

As of February 16, 2021, there were approximately 274,838,426 L.P. Units outstanding. Percentage assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP and all of the outstanding 172,201,415 BEPC shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only the BEPC shares held by BIC are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 12.2%. See Item 5.

Explanatory Note

This Amendment No. 5 (this “Amendment No. 5”) to Schedule 13D is being filed by Brookfield Asset Management Inc. (“Brookfield”), Partners Limited (“Partners”), Brookfield Renewable Power Inc. (“BRPI”) and Brookfield Investments Corporations (“BIC,” and collectively with Brookfield, Partners, and BRPI, the “Reporting Persons”) to reflect the closing on February 16, 2021 of the previously announced secondary offering (the “Offering”) by BIC, BPY Holdings Inc. (“BPYH”), BPY Canada Investor Inc. (“BPYCI”), Brookfield International Limited (“BIL”), Brookfield Holdings (Alberta) Limited (“BHAL”), and Brookfield Financial Real Estate Holdings Inc. (“BFREH,” and collectively with BIC, BPYH, BPYCI, BIL and BHAL, the “Selling Shareholders”), each a subsidiary of Brookfield, of an aggregate of 15,000,000 class A exchangeable subordinate voting shares, no par value (the “BEPC shares”) of Brookfield Renewable Corporation (“BEPC”). Each BEPC share is exchangeable at the option of the holder for one limited partnership unit (“L.P. Unit”) of Brookfield Renewable Partners L.P. (the “Issuer”). See Item 3 below.

Information and defined terms reported in the original Schedule 13D, as amended, remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 5.

Item 2. Identity and Background.

Item 2 of the original Schedule 13D is hereby amended and supplemented as follows:

Schedules I, II, III and IV hereto set forth updated names of directors and executive officers of Brookfield, Partners, BRPI and BIC (to be included as Scheduled Persons), respectively, and their respective principal occupations, addresses, and citizenships.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the original Schedule 13D is hereby amended and supplemented as follows:

On February 10, 2021, the Selling Shareholders, BRPI, BREP Holding L.P., BEPC and the Issuer entered into an Underwriting Agreement (the “Underwriting Agreement”) with the underwriters party thereto (the “Underwriters”), pursuant to which the Selling Shareholders agreed to sell an aggregate of 15,000,000 BEPC shares to the Underwriters for an aggregate gross purchase price of $772,500,000, or $51.50 per BEPC share. In addition, BIC has granted the Underwriters an option to purchase an additional 2,250,000 BEPC shares at the same price as the sales made in the Offering, which option is exercisable until March 18, 2021. The Offering closed on February 16, 2021.

Each BEPC share is exchangeable at the option of the holder for one L.P. Unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BEPC). The Issuer may elect to satisfy BEPC’s exchange obligation by acquiring such tendered BEPC shares for an equivalent number of L.P. Units (subject to adjustment to reflect certain capital events) or its cash equivalent.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated by reference as Exhibit 8.

Item 4. Purpose of Transaction.

Item 4 of the original Schedule 13D is hereby supplemented as follows:

The information set forth in Item 3 of this Amendment No. 5 is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of L.P. Units of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 308,051,190 units, constituting approximately 48.0% of the Issuer’s currently outstanding L.P. Units. The percentage of L.P. Units of the Issuer in this Item 5 is based on an aggregate number of L.P. Units of 274,838,426 outstanding as of February 16, 2021 and assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP and all of the outstanding 172,201,415 BEPC shares are exchanged for L.P. Units (on a one-for-one basis).

(i)	Brookfield

a.	Brookfield may be deemed the beneficial owner of 308,051,190* L.P. Units, constituting a percentage of approximately 48.0%**.

b.	Sole voting power to vote or direct vote: 0 L.P. Units

Shared voting power to vote or direct vote: 308,051,190* L.P. Units

Sole power to dispose or direct the disposition: 0 L.P. Units

Shared power to dispose or direct the disposition: 308,051,190* L.P. Units

*

This amount includes 60,703,416 L.P. Units and 194,487,939 redeemable/exchangeable partnership units of BRELP beneficially owned by BRPI, and 8,046,000 L.P. Units held by BIC. This amount also includes BEPC shares held as follows: 14,858,019 BEPC shares held by BRPI, 28,961,500 BEPC shares held by BIC and 994,316 BEPC shares held by BREPH. The general partner of BREPH is BRP Bermuda GP Limited (“BRP Bermuda”). BRPI, BIC, BREPH and BRP Bermuda are each a subsidiary of Brookfield.

**

Assuming that only the redeemable/exchangeable partnership units of BRELP and BEPC shares beneficially owned by BRPI, BIC and BREPH, as applicable, are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 59.9%.

(ii)	Partners

	a.	Partners may be deemed the beneficial owner of 308,051,190* L.P., constituting a percentage of approximately 48.0%**

b.

Sole voting power to vote or direct vote: 0 L.P. Units

Shared voting power to vote or direct vote: 308,051,190* L.P. Units

Sole power to dispose or direct the disposition: 0 L.P. Units

Shared power to dispose or direct the disposition: 308,051,190* L.P. Units

*	This amount includes 68,749,416 L.P. Units, 194,487,939 redeemable/exchangeable partnership units of BRELP and 44,813,835 BEPC shares beneficially owned by Brookfield.
**

Assuming that only the redeemable/exchangeable partnership units of BRELP and BEPC shares beneficially owned by Brookfield are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 59.9%.

(iii)	BRPI

	a.	BRPI may be deemed the beneficial owner of 271,043,690* L.P. Units, constituting a percentage of approximately 42.3%**

b.

Sole voting power to vote or direct vote: 0 L.P. Units

Shared voting power to vote or direct vote: 271,043,690* L.P. Units

Sole power to dispose or direct the disposition: 0 L.P. Units

Shared power to dispose or direct the disposition: 271,043,690* L.P. Units

*

This amount includes 60,703,416 L.P. Units and 194,487,939 redeemable/exchangeable partnership units of BRELP beneficially owned by BRPI. This amount also includes 14,858,019 BEPC shares held by BRPI and 994,316 BEPC shares held by BREPH. The general partner of BREPH is BRP Bermuda, and BREPH and BRP Bermuda are subsidiaries of BRPI.

**

Assuming that only the redeemable/exchangeable partnership units of BRELP and BEPC shares beneficially owned by BRPI are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 55.9%.

(iv)	BIC

	a.	BIC may be deemed the beneficial owner of 37,007,500* L.P. Units, constituting a percentage of approximately 5.8%**

b.

Sole voting power to vote or direct vote: 0 L.P. Units

Shared voting power to vote or direct vote: 37,007,500* L.P. Units

Sole power to dispose or direct the disposition: 0 L.P. Units

Shared power to dispose or direct the disposition: 37,007,500* L.P. Units

*	This amount includes 8,046,000 L.P. Units and 28,961,500 BEPC shares held by BIC.
**	Assuming that only the BEPC shares held by BIC are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 12.2%.

(c) Prior to the closing of the Offering, (i) BRPI transferred to BIC, BPYCI, BIL, BHAL and BFREH 37,011,500 BEPC shares, 4,800,000 BEPC shares, 450,000 BEPC shares, 600,000 BEPC shares and 1,100,000 BEPC shares, respectively, of which BIC, BPYCI, BIL, BHAL and BFREH sold 3,950,000 BEPC shares, 4,800,000 BEPC shares, 450,000 BEPC shares, 600,000 BEPC shares and 1,100,000 BEPC shares, respectively, in the Offering and (ii) BIC transferred to BPYH 4,100,000 BEPC shares, of which BPYH sold 4,100,000 BEPC shares in the Offering. Other than the transactions described in this Amendment No. 5, there have been no transactions by the Reporting Persons in the L.P. Units during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The information set forth in Item 3 of this Amendment No. 5 is hereby incorporated by reference.

As of February 16, 2021, Brookfield may deliver up to 127,387,580 L.P. Units to satisfy exchanges of BEPC shares in accordance with the terms of the Rights Agreement.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the original Schedule 13D is hereby amended to add the following exhibit:

Exhibit 8	Underwriting Agreement, dated February 10, 2021, by and among the Selling Shareholders, the Issuer, BEPC, BRPI, BREP Holding L.P. and the Underwriters (incorporated by reference from the Issuer’s and BEPC’s Form 6-K filed with the Securities and Exchange Commission on February 12, 2021).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2021

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President

PARTNERS LIMITED

By:	/s/ Brian Lawson
Name: Brian Lawson
Title: Director and President

BROOKFIELD RENEWABLE POWER INC.

By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: Senior Vice President and Secretary

BROOKFIELD INVESTMENTS CORPORATION

By:	/s/ Tom Corbett
Name: Tom Corbett
Title: Vice President and Chief Financial Officer

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Justin B. Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer, Brookfield	Canada

Jeffrey M. Blidner, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Angela F. Braly, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario, M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu, Director	c/o Suite 1210, 225 – 6th Ave. S.W. Calgary, Alberta, T2P 1N2, Canada	Corporate Director	Canada

Maureen Kempston Darkes, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Janice Fukakusa, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Murilo Ferreira, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Former Chief Executive Officer, Vale SA	Brazil

J. Bruce Flatt, Director, Managing Partner and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer, Brookfield	Canada

Nicholas H. Goodman, Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Managing Partner and Chief Financial Officer, Brookfield	United Kingdom

Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer Real Estate, Brookfield	Canada

Brian D. Lawson, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair and Director, Brookfield	Canada

Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity, Brookfield	Canada

Howard S. Marks, Director	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management	U.S.A.

Frank J. McKenna, Director	TDCT Tower, 161 Bay Street, 35th Floor, Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments, Brookfield	Canada

Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom

Hutham S. Olayan, Director	505 Park Avenue, New York, NY 10022, U.S.A.	Chairman of The Olayan Group	U.S.A. and Saudi Arabia

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer, Brookfield	Canada

Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure, Brookfield	Canada

Ngee Huat Seek, Director	501 Orchard Road, #08 – 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore

Sachin G. Shah, Managing Partner, Chief Investment Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer, Brookfield	Canada

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

Connor Teskey, Managing Partner and Chief Executive Officer Renewable Power	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer Renewable Power, Brookfield	Canada

SCHEDULE II

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President – Finance, Brookfield	Canada

Jack L. Cockwell, Director and Chairman of the Board	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator and Corporate Secretary, Brookfield	Canada

Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Real Estate, Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity, Brookfield	Canada

Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure, Brookfield	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Sachin Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer, Brookfield	Canada

Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets and Treasury, Brookfield	Canada

SCHEDULE III

BROOKFIELD RENEWABLE POWER INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Douglas Christie, Director and Senior Vice-President	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield	Canada

Julian Deschatelets, Director and Senior Vice-President	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield	Canada

Wyatt Hartley, Director and Chief Financial Officer	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada

Jennifer Mazin, Director and Senior Vice-President and Secretary	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada

Connor Teskey, Chief Executive Officer	One Canada Square, Level 25, Canary Wharf, London, E14 5AA United Kingdom	Managing Partner, Chief Executive Officer Renewable Power, Brookfield	Canada

Ruth Kent, Chief Operating Officer	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Ireland

SCHEDULE IV

BROOKFIELD INVESTMENTS CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Thomas Corbett, Vice President and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance, Brookfield	Canada

Lorretta M. Corso, Vice President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator and Corporate Secretary, Brookfield	Canada

Howard Driman, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Frank L.C. Lochan, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Edward C. Kress, Director, Chairman and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Danesh K. Varma, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Corporate Director	United Kingdom

Leslie Yuen, Vice President and Controller	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Brookfield	Canada